185 The West Mall, Suite 701
Toronto, Ontario
M9C 5L5
November 10, 2009
MAIL STOP 3561
United States Securities
and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention: Ms. Amanda Ravitz, Branch Chief — Legal, Division of Corporate Finance
Dear Ms. Ravitz:
VITRAN CORPORATION INC. (the “Company”)
Form S-3 Registration Statement filed September 29, 2009, as amended
SEC File No. 333-162208
Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Company hereby requests acceleration of the effective date of its Registration Statement on Form S-3 to 3:00 p.m. (EST) on Thursday, November 12, 2009, or as soon thereafter as is practicable. This request is submitted on the basis that we will file a further Amendment No. 2 to the Registration Statement on Form S-3 on November 12, 2009 prior to the time of requested acceleration in order to include the opinion of Lang Michener LLP dated as of the date of effectiveness of the Registration Statement.
The Company is aware of its responsibilities relating to the proposed public offering of its securities as specified in its Registration Statement under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company further acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the United States Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance. Please call with any questions.
Yours truly,

VITRAN CORPORATION INC.
s/ Sean Washchuk
SEAN WASHCHUK, Chief Financial Officer